Exhibit (a)(1)

CERTIFICATE OF FORMATION

OF

MORRISON STREET INCOME FUND, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company pursuant to the requirements of Delaware Limited Liability Company Act, Title 6, Sections 18-101 et seq., hereby certifies that:

1.	The name of the limited liability company is Morrison Street Income Fund, LLC (the “Fund”).

2.	The address of the Fund’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the Fund’s registered agent for service of process at such address is National Registered Agents, Inc.

3.	There is no set date on which the Fund will dissolve.

Dated: November 23, 2022

/s/ Rance S. Gregory
Rance S. Gregory, Authorized Person